UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 0-15392
REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN

(Full title of the Plan)
Regent Communications, Inc.
2000 Fifth Third Center
511 Walnut Street
Cincinnati, OH 45202

(Name of Issuer of the securities held pursuant
to the Plan and address of its principal executive office)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
INDEX

Page
Required Information:	Number
Report of Independent Registered Public Accounting Firm	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	5

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006	6

Notes to Financial Statements	7

Additional Information: *

Form 5500, Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	13

Form 5500, Schedule H, Line 4(j) — Schedule of Reportable Transactions for the year ended December 31, 2006	14

Exhibits:

23.1 Consent of Independent Registered Public Accounting Firm

23.2 Consent of Independent Registered Public Accounting Firm
EX-23.1
EX-23.2

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Regent Communications, Inc. 401(k) Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits of the Regent Communications, Inc. 401(k) Profit Sharing Plan (“Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financials statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in the net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United State of America.
Our audit was conducted for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The supplemental schedules of (1)assets (held at end of year) as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Cincinnati, Ohio
June 25, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
Regent Communications, Inc. 401(k) Profit Sharing Plan
We have audited the accompanying statement of net assets available for benefits of the Regent Communications, Inc. 401(k) Profit Sharing Plan (“Plan”) as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United State of America.
/s/ JOSEPH DECOSIMO AND COMPANY LLC
Cincinnati, Ohio
June 22, 2006

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2006 and 2005

	December 31,
	2006	2005
ASSETS:

Investments (See Note 3)	$9,518,550	$8,029,036

Receivables:
Participant contributions	42,219	—
Employer contributions	109,870	110,017

Total receivables	152,089	110,017

Net assets available for benefits	$9,670,639	$8,139,053

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2006

For the Year Ended
December 31,
2006
Additions:

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (See Note 3)	$(28,702)
Dividends and interest	359,935
Less investment expenses	1,858

Total investment income	329,375

Contributions:
Participant contributions, net of excess contributions	1,536,904
Employer contributions, net of forfeitures	474,698

Total contributions	2,011,602

Total additions	2,340,977

Deductions:

Benefits paid to participants	809,391

Net increase	1,531,586

Net assets available for benefits:
Beginning of year	8,139,053

End of year	$9,670,639

The accompanying notes are an integral part of these financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
The following description of the Regent Communications, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.
a.	General- The Plan is a defined contribution plan covering all employees (other than non-resident aliens, foreign aliens temporarily residing in the United Sates, and employees who are clerks, interns, co-op students or employed for the sole purpose of completing a specified project of limited duration) of Regent Communications, Inc. (the “Company”) and its affiliates, who have at least one year of service with at least 1,000 hours of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On November 1, 2005, the Company restated the Plan by adopting The Corporate Plan for Retirement (Profit Sharing/401(K) Plan), a Fidelity Prototype Plan, which is a non-standardized plan for use with the Basic Plan Document No. 2 sponsored by Fidelity Management and Research Corporation. In connection with this adoption, Fidelity Management Trust Company became the trustee of the Plan.

b.	Contributions- Eligible participants may elect to have a percentage of their pre-tax annual compensation, as defined in the Plan, contributed to the Plan, subject to IRS limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These amounts are included in participant contributions in the Statement of Changes in Net Assets Available for Benefits. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company matches 50 percent of the first six percent of compensation that a participant contributes to the Plan. The Company’s matching contribution is invested directly in Regent Communications, Inc. common stock. The Company may, at its discretion, make additional contributions to the Plan.

c.	Participant Accounts- Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may change their investment allocation elections daily and may change their contribution percentage on a monthly basis.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
d.	Vesting- Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in a percentage of Company contributions plus actual earnings thereon as follows:

Years of Credited Vesting Service	Vesting Percentage
Less than two years	0%
Two but less than three years	33%
Three but less than four years	66%
Four or more years	100%
e.	Participant Loans- Participants who are actively employed may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants shall pay all loan fees and interest. All loans must be adequately secured, and participants shall use up to one-half of their vested account balance in the Plan as collateral. The loans bear interest at prevailing rates charged by banks for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. Loans generally must be repaid within five years. Participant loans were $165,292 and $183,919 at December 31, 2006 and 2005, respectively.

f.	Payment of Benefits- Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or their beneficiary, upon termination of employment, permanent disability, or death. Participant accounts that are vested and less than or equal to $1,000 will be automatically distributed to the participant. Participants whose accounts are vested and have a balance greater than $1,000 but less than or equal to $5,000 must elect in writing whether to receive the distribution directly or have it paid directly to an eligible retirement plan of their choice. If no written election is made, the Plan Administrator will distribute the funds in a direct rollover to an individual retirement plan of its choice. Participant accounts in excess of $5,000 will not be distributed to the participant before they attain age 65, without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

g.	Forfeitures- At December 31, 2006 and 2005, forfeited non-vested accounts totaled $5,910 and $1,489, respectively. These accounts will be used to reduce future employer contributions.

h.	Plan Administration and Expenses- Certain administrative expenses of the Plan are paid by the Company. The Company is the Plan Administrator, and the Plan’s trustee is Fidelity Management Trust Company.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
2. SUMMARY OF ACCOUNTING POLICIES
a.	Basis of Accounting- The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b.	Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses of investments sold during the year and the unrealized appreciation (depreciation) on those investments held at year end.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis. They are reflected as a reduction of investment income.

d.	Risks and Uncertainties- The investments are subject to market risk. The degree of market risk for individual funds varies based upon the applicable underlying assets, among other things. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

e.	Payment of Benefits- Benefits are recorded when paid.

f.	Contributions- Employee contributions are recorded in the period during which the Company makes the payroll deductions from the participants’ compensation. Employer contributions generally are contributed in the quarter subsequent to the one in which the match is granted.

g.	Excess Contributions Payable- The plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code limits.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
3.	INVESTMENTS
In November 2005, FTJ FundChoice, LLC, former third-party administrator of the Plan, as instructed by the Plan Administrator, liquidated all of the investments of the Plan (except for the Employer’s common stock) and transferred the assets to Fidelity Management Trust Company who invested the assets in various mutual funds as directed by plan participants. The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2006	2005
**Fidelity Capital Appreciation Fund; 50,799 shares and 47,765 shares, respectively	$1,377,174	$1,198,910
**Fidelity Contrafund; 14,420 shares and 11,512 shares, respectively	940,192	745,516
**Fidelity Freedom 2020 Fund; 53,004 shares and 37,053 shares, respectively	823,147	545,052
**Fidelity International Discovery Fund; 40,987 shares and 35,863 shares, respectively	1,554,235	1,135,437
**Fidelity Large Cap Value Fund; 46,075 shares and 38,342 shares, respectively	689,275	503,426
**Fidelity U.S. Bond Index Fund; 72,263 shares and 64,912 shares, respectively	784,772	707,545
Spartan U.S. Equity Index Fund; 22,085 shares and 23,747 shares, respectively	1,108,244	1,048,652
**Regent Communications, Inc. common stock; 363,180 shares and 286,355 shares, respectively*	1,027,857	1,328,688

*	Nonparticipant-directed

**	Party-in-interest
During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($28,702) as follows:

Mutual Funds	$599,434
Common Stock	(628,136)

Net depreciation in fair value of investments	$(28,702)

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
4.	NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the change in nonparticipant-directed investments is as follows:

Year Ended
December 31,
2006
Changes in Investments:
Employer contributions	$474,698
Change in employer receivable	147
Net depreciation	(628,136)
Benefits paid to participants	(112,639)
Transfers to participant-directed investments	(34,594)
Administrative fee	(307)

Net Change in Investments	(300,831)
Investments, Beginning of Year	1,328,688

Investments, End of Year	$1,027,857

5. PLAN TERMINATION
Although the Company has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
6. TAX STATUS
The Plan obtained a determination letter dated May 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Effective as of November 1, 2005, the Company adopted a Fidelity non-standardized prototype document. On February 3, 2006, the Company requested a new tax determination letter from the Internal Revenue Service for the restated plan. The letter is still pending. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, except for an administrative error that was discovered by the Company, and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2006. The Plan Administrator is taking corrective action, and the Plan’s management believes the Plan’s tax status will not be affected. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain investments of the Plan are shares of mutual funds managed by Fidelity Management Trust Company, trustee of the Plan. These transactions qualify as party-in-interest transactions. The Plan was charged for fees related to the management of these investments.
At December 31, 2006 and 2005, the Plan held 363,180 and 286,355 shares, respectively, of common stock of Regent Communications, Inc., the sponsoring employer, with a cost basis of $1,739,887 and $1,450,915, respectively.
8. PLAN AMENDMENTS
During the 2006 Plan year, the following amendments were adopted, approved or became effective:
•	Participants, regardless of years of service, shall have the right to direct the investment of their matching contributions from Regent Communications, Inc. common stock to other investment options offered by the Plan, and may direct that future matching contributions be invested among investments made generally available by the Plan.

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	NUMBER			MARKET
NAME OF ISSUER AND TITLE OF ISSUE	OF SHARES	COST		VALUE
American Beacon Large Cap Value Fund- Plan Ahead Class	2,271	*	*	$51,725
***Fidelity Capital Appreciation Fund	50,799	*	*	1,377,174
***Fidelity Contrafund	14,420	*	*	940,192
***Fidelity Freedom 2000 Fund	2	*	*	28
***Fidelity Freedom 2005 Fund	4	*	*	45
***Fidelity Freedom 2015 Fund	2,395	*	*	29,216
***Fidelity Freedom 2020 Fund	53,004	*	*	823,147
***Fidelity Freedom 2025 Fund	186	*	*	2,371
***Fidelity Freedom 2030 Fund	5,229	*	*	83,823
***Fidelity Freedom 2035 Fund	4,997	*	*	65,911
***Fidelity Freedom 2040 Fund	4,584	*	*	43,458
***Fidelity International Discovery Fund	40,987	*	*	1,554,235
***Fidelity Large Cap Value Fund	46,075	*	*	689,275
***Fidelity Retirement Money Market Portfolio	255,785	*	*	255,785
***Fidelity Small Cap Stock Fund	446	*	*	8,488
***Fidelity U.S. Bond Index Fund	72,263	*	*	784,772
Legg Mason Value Trust Financial Intermediary	5,614	*	*	445,539
Neuberger Berman International- Trust Class	717	*	*	19,265
PIMCO Total Return Fund- Admin. Class	225	*	*	2,333
RS Partners	1,152	*	*	40,375
Spartan U.S. Equity Index Fund	22,085	*	*	1,108,244
***Regent Communications, Inc. common stock*	363,180	1,739,887		1,027,857
***Participant Loans (interest rates range from 6.00% to 9.25%)	—	*	*	165,292

Grand Total				$9,518,550

*	Nonparticipant-directed investment

**	This information is not required for participant-directed accounts.

***	Party-in-interest

REGENT COMMUNICATIONS, INC.
401(k) PROFIT SHARING PLAN (31-1492857, PN 001)
FORM 5500, SCHEDULE H, LINE 4(j)
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

					Current Value	Net
Identity of	Description of	Purchase	Selling	Cost of	of Asset on	Gain
Party Involved	Asset	Price	Price	Asset	Transaction Date	(Loss)
*Regent Communications, Inc.	common stock	$474,845	$—	$474,845	$474,845	$—
The above totals reflect the activity of 4 purchase transactions.

*	Party-in-interest

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Plan (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENT COMMUNICATIONS, INC. 401(k) PROFIT SHARING PLAN
Date: June 25, 2007	/s/ GINGER A. SCHERBARTH
Ginger A. Scherbarth
Director of Human Resources Regent Communications, Inc.